ANIMAL CLONING SCIENCES, INC.
69930 Highway 111, Suite 100, Rancho Mirage CA 92270




                                                April 26, 2006


Paula Smith
Mail Stop: 4561
United States
Securities and Exchange Commission
Washington DC 20549
Facsimile:   (760)  202-1094

        RE: Animal Cloning Sciences, Inc.
            Item 4.01 Form 8-K
            Filed April 13, 2006
            File No. 000-22934


Dear Mrs. Smith:

 This letter is in acknowledgement of the following:

*the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,

/s/Dempsey K. Mork

Dempsey K. Mork, CEO
Animal Cloning Sciences, Inc.